SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-QSB

(Mark One)

[**X**] Quarterly report under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended **March 31, 2005.**

[ ] Transition report under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from   to   .

Commission file number: **0-22373**

DIVERSIFIED FINANCIAL RESOURCES CORPORATION
(Exact name of small business issuer as specified in its charter)

Delaware	**58-2027283**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8765 Aero Drive, San Diego, CA 92154
(Address of principal executive office)   (Zip Code)

(858) 244-6035
(Issuer's telephone number)

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   <u>XX</u>   No

The number of outstanding shares of the issuer's common stock, no stated par value, as of May 23, 2005 was 4,721,599,981

TABLE OF CONTENTS

PART I- FINANCIAL INFORMATION

PART II

PART I- FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

As used herein, the term "Company" refers to Diversified Financial Resources Corporation, a Delaware corporation, and its subsidiaries and predecessors unless otherwise indicated. Consolidated, unaudited, condensed interim financial statements including a balance sheet for the Company as of the quarter ended March 31, 2005, and statements of operations, and statements of cash flows for the interim period up to the date of such balance sheet and the comparable period of the preceding year are attached hereto as Pages F-1 through F-8 and are incorporated herein by this reference.

TABLE OF CONTENTS

DIVERSIFIED FINANCIAL RESOURCES CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	March 31, 2005	December 31, 2004
ASSETS		
Current assets:		
Cash	$ 26,334	$ 135,754
Money market funds	-	55,252
Receivable from Finance 500	132	26,849
Investments, available for sale, net	303	1,052
Receivables	23,572	3,571
Receivables from employees	-	141,342
Receivable - JR Chapman	4,264	13,264
Prepaid expenses	54,390	44,933
Deposits	8,297	9,174
Total current assets	117,292	431,191
Property and equipment, net	715,696	718,346
Total assets	$ 832,988	$ 1,149,537
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable	$ 117,378	$ 100,481
Accrued payroll and taxes	363,331	284,885
Accrued expenses	326,574	265,362
Litigation settlement payable	296,499	296,499
Lines-of-credit	263,100	269,692
Notes payable - related parties	302,034	323,517
Current portion of notes payable	652,110	716,846
Total current liabilities	2,321,026	2,257,282
Lines-of-credit	-	-
Notes payable	-	-
Total liabilities	2,321,026	2,257,282

See accompanying notes to consolidated financial statements

Stockholders' deficit		
Preferred stock; par value $.001; 200,000,000 shares authorized at March 31, 2005 and December 31, 2004, respectively; 13,150 shares issued and outstanding at March 31, 2005 and December 31, 2004, respectively.	13	13
Common stock; no par value; 10,000,000,000 shares authorized at March 31, 2005 and December 31, 2004, respectively; 4,081,599,872 and 2,081,599,872 shares issued and outstanding at March 31, 2005 and December 31, 2004, respectively.	18,774,820	18,490,075
Additional paid-in capital	131,487	131,487
Accumulated other comprehensive loss	(64,698)	(63,949)
Accumulated deficit	(20,329,660)	(19,665,371)
Total stockholders' deficit	(1,488,038)	(1,107,745)
Total liabilities and stockholders' deficit	$ 832,988	$ 1,149,537

See accompanying notes to consolidated financial statements.

DIVERSIFIED FINANCIAL RESOURCES CORPORATION
STATEMENTS OF OPERATIONS
(Unaudited)

| | Three months ended March 31, | |
	2005	2004
Revenue	$ 1,104	$ 16,684
General and administrative expenses	435,153	2,898,384
Mining exploration expenses	173,495	-
Loss from operations	(607,544)	(2,881,700)
Interest expense	(56,745)	(38,825)
Net loss before equity interest in minority net income (loss) and provision for income taxes	(664,289)	(2,920,525)
Provision for income taxes	-	-
Loss before equity interest in minority net income (loss)	(664,289)	(2,920,525)
Equity interest in minority net income (loss)	-	1,977
Net loss	$ (664,289)	$ (2,918,548)
Net loss per share - basic and diluted	$ (0.00)	$ (64.29)
Weighted average number of common shares outstanding - basic and diluted	3,153,099,872	45,395

See accompanying notes to consolidated financial statements.

DIVERSIFIED FINANCIAL RESOURCES CORPORATION
STATEMENTS OF CASH FLOWS
(Unaudited)

| | Three months ended March 31, | |
	2005	2004
Cash flows from operating activities:		
Net loss	$ (664,289)	$ (2,918,548)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock compensation expense	94,175	2,824,315
Depreciation	5,348	-
Changes in assets and liabilities:		
Receivables	157,058	(57,688)
Prepaid expenses	(1,882)	-
Deposits	877	3,218
Accounts payable	16,897	34,451
Accrued payroll	78,446	-
Accrued expenses	61,212	-
Related party payables	(21,483)	3,767
Litigation settlement payable; note 5	-	-
Net cash used in operating activities	(273,641)	(110,485)
Cash flow from investing activities		
Redemption of money funds	55,252	-
Increase in notes receivable	-	11,224
Purchase of equipment	(2,698)	-
Proceeds from sale of equipment, net	-	6,530
Net cash provided by investing activities	52,554	17,754
Cash flows from financing activities		
Increase (decrease) in lines-of-credit	(6,592)	(1,503)
Principal payments on notes payable	(64,736)	-
Proceeds from issuance of notes payable	-	83,549
Issuance of common stock	182,995	122,195
Net cash provided by financing activities	111,667	204,241
Net increase (decrease) in cash	(109,420)	111,510
Cash at beginning of period	135,754	8,006
Cash at end of year period	$ 26,334	$ 119,516

See accompanying notes to consolidated financial statements.

DIVERSIFIED FINANCIAL RESOURCES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.   Basis of presentation

The interim financial information included herein is unaudited. However, such information reflects all adjustments (consisting solely of normal occurring adjustments) that are, in the opinion of management, necessary for a fair statement of results for the interim periods. The results of operations for the three months ended March 31, 2005 are not necessarily indicative of the results to be expected for the full year.

The accompanying financial statements do not include footnotes and certain financial presentations normally required under generally accepted accounting principles; and, therefore, should be read in conjunction with the Company's amended Annual Report on Form 10- KSB for the year ended December 31, 2004.

2.   Additional footnotes included by reference

Except as indicated in the following notes, there have been no other material changes in the information disclosed in the notes to the consolidated financial statements included in the Company's Form 10-KSB for the year ended December 31, 2004. Therefore, those footnotes are included herein by reference.

3.   Going concern

The accompanying financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America, contemplate the continuation of the Company as a going concern. The Company has sustained continued losses as well as negative cash flows from operations. These conditions raise substantial doubt about the ability of the Company to continue as a going concern. The consolidated financial statements do not include any adjustments that result from the outcome of this uncertainty.

The Company's ability to continue as a going concern is subject to achieving profitable operations and/or obtaining necessary funding from outside sources. There can be no assurance that the Company will be successful in these activities.

4.   Acquisition of mining interests in Mexico

On October 30, 2004, the Company entered into a Letter of Intent with John Chapman ("Chapman") and Dennis Thompson ("Thompson"), as individuals, both of whom are officers and directors of the Company, to acquire the maximum interest allowable under Mexican Law, but not less than a controlling interest, in Amermin S.A. de C.V. ("Amermin"). As consideration for the transfer of ownership in Amermin to the Company, Chapman and Thompson will retain a collective 27% royalty interest in the mining interests of Amermin, subject to certain limitations. The royalty interest will be based on the net value of the minerals extracted and the net smelting revenues.

As a condition precedent to the transfer of ownership in Amermin from Chapman and Thompson to the Company, Chapman and Thompson must acquire the interest in Amermin from the current owners who are not related parties. The parties entered into a Letter of Intent for the transfer of ownership in Amermin on October 30, 2004. As consideration for the transfer of ownership in Amermin from the current owners to Chapman and Thompson, the current owners will retain a collective 10% royalty interest in the mining interests of Amermin, subject to certain limitations. The royalty interest will be based on the net value of the minerals extracted and the net smelting revenues.

As a condition precedent to the transfer of ownership in Amermin from its current owners to Chapman and Thompson, certain mining interests owned by Minera Tres de Mayo S.A. de C.V. ("Minera) must be acquired by Amermin. Minera, the current owners of Amermin, Chapman and Thompson entered into a Mining, Exploration and Purchase Option Agreement ("Purchase Agreement") for the transfer of certain mining interests and assets in Mexico to Amermin.

The Purchase Agreement provides a four-month exclusive option to the current owners of Amermin to acquire the mining interests and assets in Mexico. The option period began December 16, 2004. Consideration for the exclusive option was $300,000, and the Company paid this amount in December 2004. These funds are non-refundable, and are being used to establish the existence of proven reserves at the mine.

The Purchase Agreement provides for a purchase price of USD $1.2 million, $500,000 of which is due upon exercise of the option and payment of the remaining $700,000 will be made monthly beginning four months after the option exercise which has not yet taken place, and in amounts ranging from USD $50,000 to USD $100,000. The option payment of $500,000 was due April 16, 2005, and the Company has not made payment. The Company and the parties involved are negotiating new terms for the payment of the purchase price and the royalties retained under the agreements.

DIVERSIFIED FINANCIAL RESOURCES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

The Company expects to acquire the mining interests and assets pursuant to these agreements, and to operate the mine as a subsidiary. During the first quarter of 2005, the Company incurred expenses of $174,495 related to proving the existence of reserves at the mines. During the year ended December 31, 2004, the Company incurred expenses, including the consideration for the exclusive option, of $383,000 pursuant to the agreements.

5.   Litigation settlement payable

The Company and its president have been named as respondents in a complaint filed by the Securities and Exchange Commission ("SEC"). The civil suit, SEC v. David Wolfson, et. Al., case number 2:03 CV 0914K, was filed in the United States District Court for the District of Utah. The complaint alleges that the Company and its president failed to accurately and fully disclose the nature of the Company's relationship with the Sukumo, Group, Inc. and to timely disclose the execution of the Offshore Purchase Agreement. The complaint further alleges that the Company's president took actions in 2003 to manipulate the price of the Company's stock in the marketplace. The proposed settlement orders the Company's president to pay a civil penalty of $120,000 in installments over a one year term and prohibits him from serving as an officer or director of any publicly held company and from participating in the issuance of any penny stock.

Mr. Chapman, the Company's former president, was named as a respondent in a complaint filed by the Securities and Exchange Commission ("SEC"). The civil suit, SEC v. Allen Z. Wolfson, et. Al., case number 2:02 CV 1086 (TC), was filed in the United States District Court for the District of Utah. The complaint alleges that Mr. Chapman, while the Company's president, took actions in 2003 to manipulate the price of the Company's stock in the marketplace. The proposed settlement holds Mr. Chapman liable for disgorgement of $64,714, representing profits gained as a result of the conduct alleged in the complaint, plus interest in the amount of $16,785 and a civil penalty of $120,000, payable in installments over a one year term. Additionally, the settlement bars Mr. Chapman from participating in the issuance of any penny stock.

Mr. Chapman, while serving as president, executed the proposed settlement agreements and submitted them to the SEC for approval. The proposed settlement agreements were accepted and filed with the U.S. District Court on April 18, 2005. As required by the final agreements, John Chapman resigned from the Board of Directors and from his positions as President and Chief Executive Officer effective May 6, 2005. Dennis Thompson, a member of the Board of Directors, was named as President and Chief Executive Officer to replace Chapman. The Company and Mr. Chapman have entered into a Consulting Agreement to retain future services of Mr. Chapman for a monthly fee of $4,200. The Company filed a Form 8-K dated May 6, 2005 to report these events.

6. Reverse common stock split.

On October 12, 2004, the Company's Board of Directors approved a 1-for-1,000 reverse common stock split and changed the par value of the common stock from $.001 to no par value. All common stock amounts and per share information have been retroactively adjusted to reflect this reverse common stock split in the accompanying consolidated statements.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS

As used herein the term "DFRC" or the "Company" refers to Diversified Financial Resources Corporation, its subsidiaries and predecessors, unless indicated otherwise. DFRC was incorporated in the State of Delaware on January 6, 1993, as Vaxcel, Inc. On December 19, 2000, DFRC changed its name to eLocity Networks, Inc. On August 6, 2002, DFRC changed its name to Diversified Financial Resources Corporation. DFRC currently has five organized subsidiary corporations, Diversified Holdings XIX, Inc., International Natural Resources Corp., Wichita Development Corporation, Wichita Properties, Inc. and Salt Lake Development Corporation. Expansion into the mining industry is being explored by DFRC.

General

DFRC currently operates as a real estate holding company. DFRC intends to scale back its other business development investigations or operations and focus on acquiring, managing and operating real estate and mining operations.

Real Estate Investments

DFRC's objective, with respect to its real estate operations, is to acquire, through subsidiaries, properties which management believes can be operated at a profit. The existing commercial buildings and residences held by the Company through its operating subsidiaries will continue to be utilized in those same areas. The Company intends to maintain its efforts to market all of these properties over the course of the coming months and the Company will explore various opportunities for the sale or transfer of those properties.

Land and Natural Resources

Mining interests. The Company has signed agreements with professionals to seek out the potential development of mining opportunities within the Country of Mexico. The Company hired professionals to locate resources, available mining claims, preparation of document to make claims and other due diligence information. These professionals consist of a geologist, a prospector and administrator. As of the filing of this report no agreements or contracts have been entered into to acquire specific mining interests, claims or rights. These interests are more fully set forth and described in the Company's 10-KSB/A report for the fiscal year ended December 31, 2004, on April 22, 2005.

At the current time all options held by the Company have expired of their own terms. Negotiations continue with the holders of the legal titles to the mining concessions and operations have continued with commitments to honor the prior agreements regarding the division of all proceeds from mining operations on the site. Mr. Thompson and Mr. Chapman are conducting negotiations that are expected to result in the Company obtaining full legal title to the mining concessions and the granting or royalty interests to several parties that have assisted in providing financing to secure those concession rights.

RESULTS OF OPERATIONS

The following discussion and analysis should be considered in light of recent changes in management and operational focus, and should be read in conjunction with the Financial Statements and other disclosures in Form 10KSB for the year ended December 31, 2004.

During the three months ended March 31, 2005, the Company's revenues were $1,000 compared with $17,000 for the same period in 2004. The majority of the Company's properties were vacant in 2005 because management believed the properties would be sold, and leasing activities were not actively pursued

During the three months ended March 31, 2005, the Company's general and administrative expenses were $435,000, representing a $2.5 million decrease from the same period in 2004 when general and administrative expenses were $2.9 million. In 2004, the Company issued 30,000,000 million restricted common shares to John Chapman for services rendered, and recorded $2.4 million of expense. This was the primary reason that general and administrative expenses decreased in 2005.

During the three months ended March 31, 2005, the Company incurred expenses related to the mining activity in Mexico totaling $173,495. The Company began incurring expenses related to the mining activity in Mexico during the last three months in 2004.

During the three months ended March 31, 2005, the Company's net loss was $664,000, representing a $2.3 million improvement from the same period in 2004 when the net loss was $2.9 million. The improvement in the 2005 net loss resulted from lower general and administrative expenses, which were offset by the increase in expenses related to the mining activity in Mexico.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2005, the Company had current assets of $117,000 compared to current assets of $431,000 as of December 31, 2004. We received $324,000 from the exercise of stock options and the collection of employee receivables, and these funds along with existing funds were used to fund operations for the quarter, resulting in lower cash balances at March 31, 2005 and the decrease in current assets.

We had a working capital deficit of $2.2 million as of March 31, 2005, compared to a working capital deficit of $1.8 million as of December 31, 2004. The working capital deficit increased because cash balances decreased as noted above. The mortgages and lines of credit are classified as current liabilities at March 31, 2005 and December 31, 2004, due to our inability to make timely monthly payments.

Total stockholders' deficit was $1.5 million as of March 31, 2005, compared to $1.1 million as of December 31, 2004. The increase is primarily attributable to the operating loss of $664,000 which was offset by increases due to stock issuances of $426,000.

Net cash flows used by operating activities were $274,000 for the three months ended March 31, 2005, compared to $110,000 for the same period in 2004. The increase in cash flows used by operating activities in the current quarter relates to expenses for the mining activity in Mexico that we did not have in the prior year quarter, and payment for services in cash in 2005 versus payment for services in stock in 2004.

Net cash flows provided by investing activities were $53,000 for the three months ended March 31, 2005, compared to net cash flows provided by investing activities of $18,000 for the same period in 2004. The increase of net cash flows provided by investing activities relates primarily to our liquidation of money funds, which we used to fund operations in the current quarter.

Net cash flows provided by financing activities were $112,000 for the three months ended March 31, 2005, compared to net cash flows provided by financing activities of $204,000 for the same period in 2004. We raised more money through the exercise of stock options in 2005 than we did in 2004, and the amount raised in 2005 was offset by payments on the lines of credit and notes payable in 2005.

Due to our debt service on real estate holdings and anticipated expenses related to the mining activities in Mexico, we may experience cash flow shortages throughout 2005. We plan to raise additional funds through the sale of common stock or issuance of debt to fund such shortages. Our ability to raise additional funds in the future is uncertain, and we may be forced to curtail certain activities if we are not successful in raising additional funds.

ABILITY TO CONTINUE AS A GOING CONCERN

Our ability to continue as a going concern is in doubt. We incurred a loss of approximately $664,000 for the three months ended March 31, 2005; had an accumulated deficit of approximately $20.3 million at March 31, 2005; and had a stockholders' deficit of approximately $1.5 million at March 31, 2005.

To date, we financed operations primarily through the issuance of common stock. The common stock issuances were made either pursuant to the exercise of stock options or the issuance of stock for services.

We will need to substantially increase operating income, and raise significant additional capital to continue as a going concern. There is no assurance that we will be able to increase operating income or raise additional capital in order to continue as a going concern over the next 12 months.

Forward Looking Statements

The information herein contains certain forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward looking statements involve risks and uncertainty, including, without limitation, the ability of the Company to continue its expansion strategy, changes in the real estate markets, labor and employee benefits, as well as general market conditions, competition, and pricing. Although the Company believes that the assumptions underlying the forward looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward looking statements included in the Form 10-QSB will prove to be accurate. In view of the significant uncertainties inherent in the forward looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

ITEM 3. CONTROLS AND PROCEDURES

The Company's president acts both as the Company's chief executive officer and chief financial officer ("Certifying Officer") and is responsible for establishing and maintaining disclosure controls and procedures for the Company. The Certifying Officer has concluded (based on his evaluation of these controls and procedures as of March 31, 2005 that the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934) are effective. No significant changes were made in the Company's internal controls or in other factors that could significantly affect those controls subsequent to the date of the evaluation, including any corrective actions with regard to slight deficiencies and material weaknesses. Due to the Certifying Officer's dual role as chief executive officer and chief financial officer, the Company has no segregation of duties related to internal controls.

<center>**PART II - OTHER INFORMATION**</center>

ITEM 1. LEGAL PROCEEDINGS

Since the filing of DFRC's 10-KSB/A for the period ended December 31, 2004 no material changes have occurred to the legal proceedings reported therein, except as reported herein below. For more information please see DFRC's Form 10-KSB/A for the year ended December 31, 2004, filed April 22, 2005.

Securities and Exchange Commission v. David M. Wolfson, et al. On October 16, 2003 a civil complaint was filed by the Securities and Exchange Commission in which DFRC was named as a respondent. The Company's president John Chapman was also named as a respondent. The suit was filed in the United States District Court for the District of Utah and bears the docket number 2:03CV00914DAK and the style of the case is: "Securities and Exchange Commission v. David M. Wolfson; NuWay Holdings, Inc., a Nevada corporation; Momentous Group, LLC, a Utah limited liability company; Leeward Consulting Group, LLC, a Utah limited liability company; Sukumo Limited, a company incorporated in the British Virgin Islands (a.k.a. Sukumo Group, Ltd., Fujiwara Group, First Chartered Capital Corporation, First Colonial Trust, First China Capital and International Investment Holding); Michael Sydney Newman (A.K.A. Marcus Wiseman); Stem Genetics, Inc., a Utah corporation; Howard H. Robertson; Gino Carlucci; G & G Capital, LLC an Arizona and Utah limited liability company; F10 Oil and Gas Properties, Inc.; Jon H. Marple; Mary E. Blake; Jon R. Marple; Grateful Internet Associates, LLC, a Colorado limited liability company; Diversified Financial Resources Corporation, a Delaware corporation; John Chapman; Valesc Holdings, Inc., a New Jersey corporation; Jeremy D. Kraus; Samuel Cohen; NCI Holdings, Inc., a Nevada corporation." The complaint alleges that the Company failed to accurately and fully disclose the nature of the Company's relationship to The Sukumo Group, Inc., including the failure of Sukumo to complete the purchase of the shares and alleges that Sukumo acted as a selling agent for the Company. The complaint alleges that the Company and Mr. Chapman failed to accurately and fully disclose the nature of the Company's relationship to The Sukumo Group, Inc. and timely disclosure of the execution of the Offshore Purchase Agreement. The complaint further alleges that Mr. Chapman took actions during 2003 to manipulate the price of the Company's stock in the marketplace. The complaint also faults The Sukumo Group Inc.'s actions with regard to the sale of common stock to off shore purchasers for failing to disclose the interest that Sukumo had in each sale, reporting that it was taking a 1-2% commission on the re-sale rather than disclosing that it was keeping 70% of the proceeds of each transaction. The Company has entered into settlement discussions with the SEC which are ongoing at this time.

<center>7</center>

Settlement of this matter as agreed upon between the SEC, the Company and Mr. Chapman holds Mr. Chapman, formerly the president of the Company, liable for disgorgement of $64,714, representing profits gained as a result of the conduct alleged in the complaint, plus interest in the amount of $16,785 and a civil penalty of $120,000, payable in installments over a one year term. Additionally, the settlement bars Mr. Chapman from participating in the issuance of any penny stock.

Mr. Chapman as president of the Company executed the proposed settlement agreements. The proposed settlement agreements were accepted and filed with the U.S. District Court on April 18, 2005. As required by the final agreements, John Chapman resigned from the Board of Directors and from his positions as President and Chief Executive Officer effective May 6, 2005. Dennis Thompson, a member of the Board of Directors, was named as President and Chief Executive Officer to replace Chapman. The Company filed a Form 8-K dated May 6, 2005 to report these events.

ITEM 2. CHANGE IN SECURITIES

SUBSEQUENT TO THE END OF THE QUARTER

On May 6, 2005 the board of directors authorized the issuance of 430,000,000 shares of restricted common stock to John Chapman as partial payment of salary due to him for services provided as president of the Company. These shares were issued to him pursuant to section 4(2) of the Securities Act of 1933 in a private transaction.

On May 6, 2005 the board of directors authorized the issuance of 4,000,000 shares of Series B Preferred Stock to John Chapman as payment of rental payments due to him for rental of office space through the end of March 2005 in the sum of $97,000. The Series B Preferred shares do not have conversion rights and hold voting rights on a 500 to 1 ratio with the common stock. The issuance represents voting rights of 2,000,000,000 votes in any shareholder vote.

On May 6, 2005, the board of directors authorized the issuance of 8,100,000 shares of Series B Preferred Stock to Dennis Thompson as compensation to him for accepting an appointment to serve as president of the Company. The Series B Preferred shares do not have conversion rights and hold voting rights on a 500 to 1 ratio with the common stock. The issuance represents voting rights of 4,050,000,000 votes in any shareholder vote.

ITEM 5. OTHER INFORMATION

The Company has entered into a number of employment agreements to provide for services by those employees to the Company. These services include administrative, accounting, due diligence information regarding development of mining opportunities in Mexico, property management, and project developments related to any of these areas. In the employment agreements stock options were typically granted as an incentive to continue employment and as partial compensation for the services provides. A number of the following options approved by the Company's board of directors were issued to employees pursuant to an exercise of those options.

SUBSEQUENT TO THE END OF THE QUARTER

On May 5, 2005 John R. Chapman tendered his resignation as president, CEO and as a director of the Company. The board of directors appointed Dennis Thompson to serve as president of the Company and he accepted his appointed to that position.

On May 9, 2005, DFRC entered into a "best-efforts" consulting agreement with John Chapman, under which Chapman will assist DFRC in locating businesses, evaluating business opportunities, advise corporate management, and assist in business plan implementation. The one-year agreement provides for a monthly fee of $4,200 that is payable in cash. The agreement may be terminated by either party with thirty days notice.

On May 11, 2005, DFRC executed a promissory note with West Jordan Real Estate Holdings, Inc., for $230,000. West Jordan paid the balance due on two promissory notes due to Nexia Holdings, Inc. with an aggregate value of $130,000 and provided $100,000 in cash in exchange for the new note. The new note bears simple interest at 8% per year. The new note is secured by payments due DFRC for the sale of certain real estate holdings and interests in any mining claims or concessions.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

Exhibits. Exhibits required to be attached by Item 601 of Regulation S-B are listed in the Index to Exhibits on page 11 of this Form 10-QSB, and are incorporated herein by this reference.

Reports on Form 8-K. The Company filed no reports on Form 8-K during the quarter for which this report is filed.

Subsequent to end of the quarter the following report on Form 8-K was filed:

1. On May 9, 2005 the Company filed a report on form 8-K and reported on the following items:
    a. On May 5, 2005 John Chapman submitted his resignation as president of the Company and the board of directors appointed Dennis Thompson as president of the Company.
    b. On May 6, 2005 the board of directors authorized the issuance of 430,000,000 shares of restricted common stock to John Chapman as partial payment of salary due to Mr. Chapman. The shares were issued pursuant to section 4(2) of the Securities Act of 1933 in a private transaction.
    c. On May 6, 2005 the board of directors authorized the issuance of 4,000,000 shares of Series B Preferred stock to John Chapman as satisfaction of rental payments due to him in the sum of $97,000 for the rental of office space through March of 2005.
    d. On May 6, 2005 the board of directors authorized the issuance of 8,100,000 shares of Series B Preferred stock To Dennis Thompson as compensation for accepting his appointment to serve as president of the Company.

INDEX OF EXHIBITS

Exhibit No.	Page No.	Description
3(i)(a)	*	Articles of Incorporation of DFRC (note that these were amended by the Articles of Merger constituting Exhibit 2 to the December 31, 1993 Form 10-KSB) (incorporated herein by reference from Exhibit No. 3(i) to DFRC's Form 10-KSB for the year ended December 31, 1993).
3(i)(b)	*	Amendment to Certificate of Incorporation dated February 16, 2000 to change name of DFRC from Vaxcel, Inc. to Chattown.com Networks, Inc. (Incorporated by reference from Exhibit 3(i)(b) of DFRC’s Form 10-QSB for the six months ended June 30, 2002)
3(i)(c)	*	Amendment to Certificate of Incorporation dated December 19, 2000 to change name of DFRC from Chattown.com Networks, Inc. to eLocity Networks Corporation (incorporated herein by reference from Exhibit 3(iii) of DFRC’s Form 10-KSB for the year ended December 31, 2000).
3(i)d	*	Amendment to Certificate of Incorporation dated December 23, 2002 to change name of DFRC from eLocity Networks Corporation to Diversified Financial Resources Corporation (incorporated herein by reference from Schedule 14(c) filed August 8, 2002).
3(i)e	*	Amendment to Certificate of Incorporation to increase the number of authorized shares of common stock to 10,000,000,000 with no stated par value (incorporated herein by reference from Schedule 14(c) filed on March 5, 2004).
3(ii)	*****	Bylaws of DFRC, as amended (incorporated herein by reference from Exhibit 3(ii) of DFRC's Form 10 KSB for the year ended December 31, 1995).

Material Contracts

none

Subsequent to the end of the quarter:

31(i)	15	Certification of Chief Executive Officer and Chief Financial Officer
32(ii)	16	Certification of Chief Executive Officer and Chief Financial Officer

Other

99(i)	17	Stock Option Agreement, dated December 5, 2004, between the Company and Sandra Jorgensen, granting an option to purchase 59,740,000 shares of common stock, with an option price set at 85% of the market price on the date of exercise. The shares were authorized for issuance on January 7, 2005.

99(ii)	20	Stock Option Agreement, dated January 10, 2005, between the Company and George B. Phillips, granting an option to purchase 100,000,000 shares of common stock, with an option price set at 85% of the market price on the date of exercise.
99(iii)	22	Stock Option Agreement dated January 10, 2005, between the Company and Sandra Jorgensen, granting an option to purchase 100,000,000 shares of common stock, with an option price set at 85% of the market price on the date of exercise.
99(iv)	24	Stock Option Agreement dated January 10, 2005, between the Company and Ramiro Trevizo, granting an option to purchase 100,000,000 shares of common stock, with an option price set at 85% of the market price on the date of exercise.
99(v)	26	Stock Option Agreement dated January 10, 2005, between the Company and Edward Wells, granting an option to purchase 100,000,000 shares of common stock, with an option price set at 85% of the market price on the date of exercise.
99(vi)	28	Stock Option Agreement dated January 10, 2005, between the Company and Rebecca Miller, granting an option to purchase 100,000,000 shares of common stock, with an option price set at 85% of the market price on the date of exercise.
99(vii)	30	Stock Option Agreement dated January 10, 2005, between the Company and Ernest Burch, granting an option to purchase 100,000,000 shares of common stock, with an option price set at 85% of the market price on the date of exercise.
99(viii)	32	Stock Option Agreement dated January 10, 2005, between the Company and Tim Hall, granting an option to purchase 100,000,000 shares of common stock, with an option price set at 85% of the market price on the date of exercise.
99(ix)	34	Stock Option Agreement dated January 10, 2005, between the Company and A. Franklin Adams, granting an option to purchase 100,000,000 shares of common stock with an option price set at 85% of the market price on the date of exercise.
99(x)	36	Stock Option Agreement, dated February 7, 2005, between the Company and George B. Phillips, granting an option to purchase 140,000,000 shares of common stock, with an option price set at 85% of the market price on the date of exercise.
99(xi)	38	Stock Option Agreement dated February 7, 2005, between the Company and Edward Wells, granting an option to purchase 136,000,000 shares of common stock, with an option price set at 85% of the market price on the date of exercise.
99(xii)	40	Stock Option Agreement dated February 7, 2005, between the Company and Tim Hall, granting an option to purchase 130,000,000 shares of common stock, with an option price set at 85% of the market price on the date of exercise.

99(xiii)	43	Stock Option Agreement dated February 7, 2005, between the Company and Sandra Jorgensen, granting an option to purchase 163,000,000 shares of common stock, with an option price set at 85% of the market price on the date of exercise.
99(xiv)	45	Stock Option Agreement dated February 7, 2005, between the Company and Ernest Burch, granting an option to purchase 140,000,000 shares of common stock, with an option price set at 85% of the market price on the date of exercise.
99(xv)	47	Stock Option Agreement dated February 7, 2005, between the Company and Rebecca Miller, granting an option to purchase 160,000,000 shares of common stock, with an option price set at 85% of the market price on the date of exercise.
99(xvi)	49	Stock Option Agreement dated February 7, 2005, between the Company and A. Franklin Adams, granting an option to purchase 136,000,000 shares of common stock, with an option price set at 85% of the market price on the date of exercise.
99(xvii)	51	Stock Option Agreement dated February 7, 2005, between the Company and Ramiro Trevizo, granting an option to purchase 50,000,000 shares of common stock, with an option price set at 85% of the market price on the date of exercise.

* Previously filed as indicated and incorporated herein by reference from the referenced filings previously made by DFRC.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, hereunto duly authorized, this 31st day of May, 2005.

Diversified Financial Resources Corporation

/s/ Dennis Thompson

Dennis Thompson, President and Director

EXHIBIT 31(i)

Certification Pursuant to 18 U.S.C. §1350, as adopted pursuant to
§ 302 of the Sarbanes-Oxley Act of 2002

I, Dennis Thompson, certify that:

1. I have reviewed this quarterly report on Form 10-QSB of Diversified Financial Resources Corporation;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 31, 2005

  /s/ Dennis Thompson   .
 Dennis Thompson, Chief Executive Officer and Chief Financial Officer

Exhibit 32(i)

CERTIFICATION PURSUANT TO 18 U.S.C. § 1350,

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION

I, Dennis Thompson, Chief Executive Officer and Chief Financial Officer of Diversified Financial Resources Corporation (the "Registrant"), do hereby certify in accordance with 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, based on my knowledge:

(1) the Quarterly Report on Form 10-QSB of the Registrant, to which this certification is attached as an exhibit (the "Report"), fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934 (15 U.S.C. 78m); and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

DATED: May 31, 2005

  /s/ Dennis Thompson   .

Dennis Thompson

Chief Executive Officer and

Chief Financial Officer

Exhibit 99(i)

STOCK OPTION AGREEMENT

        This Stock Option Agreement ("Stock Option Agreement") is granted effective this 5th day of December 2004 by Diversified Financial Resources Corp. (the "Company") to Sandra Jorgensen, a consultant of the Company ("Optionee") and a Utah resident.

PREMISES

        A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Fifty Nine Million Seven Hundred Forty Thousand (59,740,000), shares of the Company's common stock with an option price of 85% of market price per share on the date of exercise under the existing benefit plan at time of grant, which shares have been issued pursuant to a Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

        B.   The exercise price of the Common Stock issuable on exercise of the options at the date of this grant shall be 85% of market price per share.

        C.   These Options are being granted pursuant to the Stock Option Plan, which is incorporated herein by this reference.

        Optionee may not exercise a number of Options which would convert into more than 9.9% of the Company's issued and outstanding shares of common stock inclusive of other derivative securities held in the Company and any shares of common stock held in the Company.

GRANT

        1.   <u>Grant of Options.</u> The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described Fifty Nine Million Seven Hundred Forty (59,740,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Option Plan in exchange for services provided by Employee to the Company.

        2.   <u>Term of Option</u>. This Option may be exercised, in whole or in part, at any time but before one (1) Year has elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

        3.   <u>Method of Exercising</u>. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise optionee may exercise.

4. <u>Optionee Not an Affiliate</u>. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5. <u>Availability of Shares</u>. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Delaware.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Diversified Financial Resources Corp..

_/s/ Sandra Jorgensen___   __/s/ John Chapman_____
Sandra Jorgensen, Optionee   John Chapman, President

Exhibit 99(ii)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 10th day of January 2005 by Diversified Financial Resources Corp. (the "Company") to George B. Phillips, a consultant of the Company ("Optionee") and a Texas resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of One Hundred Million (100,000,000), shares of the Company's common stock with an option price of 85% of market price per share on the date of exercise under the existing benefit plan at time of grant, which shares have been issued pursuant to a Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

B.   The exercise price of the Common Stock issuable on exercise of the options at the date of this grant shall be 85% of market price per share.

C.   These Options are being granted pursuant to the Stock Option Plan, which is incorporated herein by this reference.

Optionee may not exercise a number of Options which would convert into more than 9.9% of the Company's issued and outstanding shares of common stock inclusive of other derivative securities held in the Company and any shares of common stock held in the Company.

GRANT

1.   Grant of Options. The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described One Hundred Million (100,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Option Plan in exchange for services provided by Employee to the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before one (1) Year has elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise optionee may exercise..

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Delaware.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Diversified Financial Resources Corp..

__/s/ George B. Phillips_____   _/s/ John Chapman_____
George B. Phillips, Optionee   John Chapman, President

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 10th day of January 2005 by Diversified Financial Resources Corp. (the "Company") to Sandra Jorgensen, a consultant of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of One Hundred Million (100,000,000), shares of the Company's common stock with an option price of 85% of market price per share on the date of exercise under the existing benefit plan at time of grant, which shares have been issued pursuant to a Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

B.   The exercise price of the Common Stock issuable on exercise of the options at the date of this grant shall be 85% of market price per share.

C.   These Options are being granted pursuant to the Stock Option Plan, which is incorporated herein by this reference.

Optionee may not exercise a number of Options which would convert into more than 9.9% of the Company's issued and outstanding shares of common stock inclusive of other derivative securities held in the Company and any shares of common stock held in the Company.

GRANT

1.   Grant of Options. The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described One Hundred Million (100,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Option Plan in exchange for services provided by Employee to the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before one (1) Year has elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise optionee may exercise.

4.   <u>Optionee Not an Affiliate</u>. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   <u>Availability of Shares</u>. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11.   <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Delaware.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Diversified Financial Resources Corp..

__/s/ Sandra Jorgensen_____   _/s/ John Chapman_____
Sandra Jorgensen, Optionee   John Chapman, President

Exhibit 99(iv)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 10th day of January 2005 by Diversified Financial Resources Corp. (the "Company") to Ramiro Trevizo, a consultant of the Company ("Optionee") and a Arizona resident.

PREMISES

A. The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of One Hundred Million (100,000,000), shares of the Company's common stock with an option price of 85% of market price per share on the date of exercise under the existing benefit plan at time of grant, which shares have been issued pursuant to a Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

B. The exercise price of the Common Stock issuable on exercise of the options at the date of this grant shall be 85% of market price per share.

C. These Options are being granted pursuant to the Stock Option Plan, which is incorporated herein by this reference.

Optionee may not exercise a number of Options which would convert into more than 9.9% of the Company's issued and outstanding shares of common stock inclusive of other derivative securities held in the Company and any shares of common stock held in the Company.

GRANT

1. Grant of Options. The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described One Hundred Million (100,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Option Plan in exchange for services provided by Employee to the Company.

2. Term of Option. This Option may be exercised, in whole or in part, at any time but before one (1) Year has elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3. Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise optionee may exercise..

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Deleware.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Diversified Financial Resources Corp..

_/s/ Ramiro Trevizo_____   _/s/ John Chapman_____
Ramiro Trevizo, Optionee   John Chapman, President

Exhibit 99(v)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 10th day of January 2005 by Diversified Financial Resources Corp. (the "Company") to Edward Wells, a consultant of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of One Hundred Million (100,000,000), shares of the Company's common stock with an option price of 85% of market price per share on the date of exercise under the existing benefit plan at time of grant, which shares have been issued pursuant to a Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

B.   The exercise price of the Common Stock issuable on exercise of the options at the date of this grant shall be 85% of market price per share.

C.   These Options are being granted pursuant to the Stock Option Plan, which is incorporated herein by this reference.

Optionee may not exercise a number of Options which would convert into more than 9.9% of the Company's issued and outstanding shares of common stock inclusive of other derivative securities held in the Company and any shares of common stock held in the Company.

GRANT

1.   Grant of Options. The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described One Hundred Million (100,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Option Plan in exchange for services provided by Employee to the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before one (1) Year has elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise optionee may exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants

that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

     5.   <u>Availability of Shares</u>. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

     6.   <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

     7.   <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

     8.   <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

     9.   <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

     10.   <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

     11.   <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Deleware.

     IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Diversified Financial Resources Corp..

__/s/ Edward Wells_____   _/s/ John Chapman_____
Edward Wells, Optionee   John Chapman, President

Exhibit 99(vi)
STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 10th day of January 2005 by Diversified Financial Resources Corp. (the "Company") to Rebecca Miller, a consultant of the Company ("Optionee") and a Arizona resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of One Hundred Million (100,000,000), shares of the Company's common stock with an option price of 85% of market price per share on the date of exercise under the existing benefit plan at time of grant, which shares have been issued pursuant to a Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

B.   The exercise price of the Common Stock issuable on exercise of the options at the date of this grant shall be 85% of market price per share.

C.   These Options are being granted pursuant to the Stock Option Plan, which is incorporated herein by this reference.

Optionee may not exercise a number of Options which would convert into more than 9.9% of the Company's issued and outstanding shares of common stock inclusive of other derivative securities held in the Company and any shares of common stock held in the Company.

GRANT

1.   Grant of Options. The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described One Hundred Million (100,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Option Plan in exchange for services provided by Employee to the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before one (1) Year has elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise optionee may exercise..

4. <u>Optionee Not an Affiliate</u>. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5. <u>Availability of Shares</u>. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6. <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7. <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Deleware.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Diversified Financial Resources Corp..

_/s/ Rebecca Miller_____   __/s/ John Chapman_____
Rebecca Miller, Optionee   John Chapman, President

Exhibit 99(vii)

STOCK OPTION AGREEMENT

      This Stock Option Agreement ("Stock Option Agreement") is granted effective this 10th day of January 2005 by Diversified Financial Resources Corp. (the "Company") to Ernest Burch, a consultant of the Company ("Optionee") and a Utah resident.

PREMISES

      A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of One Hundred Million (100,000,000), shares of the Company's common stock with an option price of 85% of market price per share on the date of exercise under the existing benefit plan at time of grant, which shares have been issued pursuant to a Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

      B.   The exercise price of the Common Stock issuable on exercise of the options at the date of this grant shall be 85% of market price per share.

      C.   These Options are being granted pursuant to the Stock Option Plan, which is incorporated herein by this reference.

      Optionee may not exercise a number of Options which would convert into more than 9.9% of the Company's issued and outstanding shares of common stock inclusive of other derivative securities held in the Company and any shares of common stock held in the Company.

GRANT

      1.   <u>Grant of Options.</u> The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described One Hundred Million (100,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Option Plan in exchange for services provided by Employee to the Company.

      2.   <u>Term of Option</u>. This Option may be exercised, in whole or in part, at any time but before one (1) Year has elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

      3.   <u>Method of Exercising</u>. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise optionee may exercise..

      4.   <u>Optionee Not an Affiliate</u>. Optionee hereby represents, warrants and covenants

that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Delaware.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Diversified Financial Resources Corp..

__/s/ Ernest Burch_____   __/s/ John Chapman_____
Ernest Burch, Optionee   John Chapman, President

Exhibit 99(viii)
STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 10th day of January 2005 by Diversified Financial Resources Corp. (the "Company") to Tim Hall, a consultant of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of One Hundred Million (100,000,000), shares of the Company's common stock with an option price of 85% of market price per share on the date of exercise under the existing benefit plan at time of grant, which shares have been issued pursuant to a Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

B.   The exercise price of the Common Stock issuable on exercise of the options at the date of this grant shall be 85% of market price per share.

C.   These Options are being granted pursuant to the Stock Option Plan, which is incorporated herein by this reference.

Optionee may not exercise a number of Options which would convert into more than 9.9% of the Company's issued and outstanding shares of common stock inclusive of other derivative securities held in the Company and any shares of common stock held in the Company.

GRANT

1.   Grant of Options. The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described One Hundred Million (100,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Option Plan in exchange for services provided by Employee to the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before one (1) Year has elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise optionee may exercise..

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants

that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   <u>Availability of Shares</u>. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11.   <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Deleware.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Diversified Financial Resources Corp..

__/s/ Tim Hall_____   __/s/ John Chapman_____
Tim Hall, Optionee   John Chapman, President

Exhibit 99(ix)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 10th day of January 2005 by Diversified Financial Resources Corp. (the "Company") to A. Franklin Adams, a consultant of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of One Hundred Million (100,000,000), shares of the Company's common stock with an option price of 85% of market price per share on the date of exercise under the existing benefit plan at time of grant, which shares have been issued pursuant to a Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

B.   The exercise price of the Common Stock issuable on exercise of the options at the date of this grant shall be 85% of market price per share.

C.   These Options are being granted pursuant to the Stock Option Plan, which is incorporated herein by this reference.

Optionee may not exercise a number of Options which would convert into more than 9.9% of the Company's issued and outstanding shares of common stock inclusive of other derivative securities held in the Company and any shares of common stock held in the Company.

GRANT

1.   Grant of Options. The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described One Hundred Million (100,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Option Plan in exchange for services provided by Employee to the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before one (1) Year has elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise optionee may exercise..

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants

that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Deleware.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Diversified Financial Resources Corp..

__/s/ A. Franklin Adams_____   _/s/ John Chapman_____
A. Franklin Adams, Optionee   John Chapman, President

Exhibit 99(x)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 7th day of February 2005 by Diversified Financial Resources Corp. (the "Company") to George B. Phillips, a consultant of the Company ("Optionee") and a Texas resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of One Hundred Million Forty Thousand (140,000,000), shares of the Company's common stock with an option price of 85% of market price per share on the date of exercise under the existing benefit plan at time of grant, which shares have been issued pursuant to a Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

B.   The exercise price of the Common Stock issuable on exercise of the options at the date of this grant shall be 85% of market price per share.

C.   These Options are being granted pursuant to the Stock Option Plan, which is incorporated herein by this reference.

Optionee may not exercise a number of Options which would convert into more than 9.9% of the Company's issued and outstanding shares of common stock inclusive of other derivative securities held in the Company and any shares of common stock held in the Company.

GRANT

1.   Grant of Options. The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described One Hundred Million Forty Thousand (140,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Option Plan in exchange for services provided by Employee to the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before one (1) Year has elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise optionee may exercise..

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Deleware.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Diversified Financial Resources Corp..

__/s/ George B. Phillips_____   _/s/ John Chapman_____
George B. Phillips, Optionee   John Chapman, President

Exhibit 99(xi)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 7th day of February 2005 by Diversified Financial Resources Corp. (the "Company") to Edward Wells, a consultant of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of One Hundred Million Thirty Six Thousand (136,000,000), shares of the Company's common stock with an option price of 85% of market price per share on the date of exercise under the existing benefit plan at time of grant, which shares have been issued pursuant to a Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

B.   The exercise price of the Common Stock issuable on exercise of the options at the date of this grant shall be 85% of market price per share.

C.   These Options are being granted pursuant to the Stock Option Plan, which is incorporated herein by this reference.

Optionee may not exercise a number of Options which would convert into more than 9.9% of the Company's issued and outstanding shares of common stock inclusive of other derivative securities held in the Company and any shares of common stock held in the Company.

GRANT

1.   Grant of Options. The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described One Hundred Million Thirty Six Thousand (136,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Option Plan in exchange for services provided by Employee to the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before one (1) Year has elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise optionee may exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants

that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5. Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6. Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7. Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Deleware.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Diversified Financial Resources Corp..

__/s/ Edward Wells____   _/s/ John Chapman_____
Edward Wells, Optionee   John Chapman, President

Exhibit 99(xii)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 7th day of February 2005 by Diversified Financial Resources Corp. (the "Company") to Tim Hall, a consultant of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of One Hundred Million Thirty Thousand (130,000,000), shares of the Company's common stock with an option price of 85% of market price per share on the date of exercise under the existing benefit plan at time of grant, which shares have been issued pursuant to a Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

B.   The exercise price of the Common Stock issuable on exercise of the options at the date of this grant shall be 85% of market price per share.

C.   These Options are being granted pursuant to the Stock Option Plan, which is incorporated herein by this reference.

Optionee may not exercise a number of Options which would convert into more than 9.9% of the Company's issued and outstanding shares of common stock inclusive of other derivative securities held in the Company and any shares of common stock held in the Company.

GRANT

1.   <u>Grant of Options.</u> The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described One Hundred Million Thirty Thousand (130,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Option Plan in exchange for services provided by Employee to the Company.

2.   <u>Term of Option</u>. This Option may be exercised, in whole or in part, at any time but before one (1) Year has elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   <u>Method of Exercising</u>. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise optionee may exercise..

4.   <u>Optionee Not an Affiliate</u>. Optionee hereby represents, warrants and covenants

that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6. <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7. <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Deleware.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Diversified Financial Resources Corp..

__/s/ Tim Hall_____   _/s/ John Chapman_____
Tim Hall, Optionee   John Chapman, President

Exhibit 99(xiii)
STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 7th day of February 2005 by Diversified Financial Resources Corp. (the "Company") to Sandra Jorgensen, a consultant of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of One Hundred Million Sixty Three Thousand (163,000,000), shares of the Company's common stock with an option price of 85% of market price per share on the date of exercise under the existing benefit plan at time of grant, which shares have been issued pursuant to a Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

B.   The exercise price of the Common Stock issuable on exercise of the options at the date of this grant shall be 85% of market price per share.

C.   These Options are being granted pursuant to the Stock Option Plan, which is incorporated herein by this reference.

Optionee may not exercise a number of Options which would convert into more than 9.9% of the Company's issued and outstanding shares of common stock inclusive of other derivative securities held in the Company and any shares of common stock held in the Company.

GRANT

1.   Grant of Options. The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described One Hundred Million Sixty Three Thousand (163,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Option Plan in exchange for services provided by Employee to the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before one (1) Year has elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise optionee may exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants

that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   <u>Availability of Shares</u>. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11.   <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Delaware.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Diversified Financial Resources Corp..

__/s/ Sandra Jorgensen_____   _/s/ John Chapman_____
Sandra Jorgensen, Optionee   John Chapman, President

Exhibit 99(xiv)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 7th day of February 2005 by Diversified Financial Resources Corp. (the "Company") to Ernest Burch, a consultant of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of One Hundred Million Forty Thousand(140,000,000), shares of the Company's common stock with an option price of 85% of market price per share on the date of exercise under the existing benefit plan at time of grant, which shares have been issued pursuant to a Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

B.   The exercise price of the Common Stock issuable on exercise of the options at the date of this grant shall be 85% of market price per share.

C.   These Options are being granted pursuant to the Stock Option Plan, which is incorporated herein by this reference.

Optionee may not exercise a number of Options which would convert into more than 9.9% of the Company's issued and outstanding shares of common stock inclusive of other derivative securities held in the Company and any shares of common stock held in the Company.

GRANT

1.   Grant of Options. The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described One Hundred Million Forty Thousand (100,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Option Plan in exchange for services provided by Employee to the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before one (1) Year has elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise optionee may exercise..

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1)

under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Delaware.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Diversified Financial Resources Corp..

__/s/ Ernest Burch_____   _/s/ John Chapman_____
Ernest Burch, Optionee   John Chapman, President

Exhibit 99(xv)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 7th day of February 2005 by Diversified Financial Resources Corp. (the "Company") to Rebecca Miller, a consultant of the Company ("Optionee") and a Arizona resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of One Hundred Million Sixty Thousand (160,000,000), shares of the Company's common stock with an option price of 85% of market price per share on the date of exercise under the existing benefit plan at time of grant, which shares have been issued pursuant to a Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

B.   The exercise price of the Common Stock issuable on exercise of the options at the date of this grant shall be 85% of market price per share.

C.   These Options are being granted pursuant to the Stock Option Plan, which is incorporated herein by this reference.

Optionee may not exercise a number of Options which would convert into more than 9.9% of the Company's issued and outstanding shares of common stock inclusive of other derivative securities held in the Company and any shares of common stock held in the Company.

GRANT

1.   <u>Grant of Options.</u> The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described One Hundred Million Sixty Thousand (160,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Option Plan in exchange for services provided by Employee to the Company.

2.   <u>Term of Option</u>. This Option may be exercised, in whole or in part, at any time but before one (1) Year has elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   <u>Method of Exercising</u>. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise optionee may exercise..

4.   <u>Optionee Not an Affiliate</u>. Optionee hereby represents, warrants and covenants

that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   <u>Availability of Shares</u>. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11.   <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Deleware.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Diversified Financial Resources Corp..

_/s/ Rebecca Miller_____   __/s/ John Chapman_____
Rebecca Miller, Optionee   John Chapman, President

Exhibit 99(xvi)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 7th day of February 2005 by Diversified Financial Resources Corp. (the "Company") to A. Franklin Adams, a consultant of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of One Hundred Million Thirty Six Thousand (136,000,000), shares of the Company's common stock with an option price of 85% of market price per share on the date of exercise under the existing benefit plan at time of grant, which shares have been issued pursuant to a Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

B.   The exercise price of the Common Stock issuable on exercise of the options at the date of this grant shall be 85% of market price per share.

C.   These Options are being granted pursuant to the Stock Option Plan, which is incorporated herein by this reference.

Optionee may not exercise a number of Options which would convert into more than 9.9% of the Company's issued and outstanding shares of common stock inclusive of other derivative securities held in the Company and any shares of common stock held in the Company.

GRANT

1.   <u>Grant of Options.</u> The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described One Hundred Million Thirty Six Thousand (136,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Option Plan in exchange for services provided by Employee to the Company.

2.   <u>Term of Option</u>. This Option may be exercised, in whole or in part, at any time but before one (1) Year has elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   <u>Method of Exercising</u>. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise optionee may exercise..

4.   <u>Optionee Not an Affiliate</u>. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1)

under the Securities Act of 1933.

5.　　　Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.　　　Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.　　　Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.　　　Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.　　　Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.　　　Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11.　　　Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Deleware.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Diversified Financial Resources Corp..

__/s/ A. Franklin Adams_____   _/s/ John Chapman_____
A. Franklin Adams, Optionee   John Chapman, President

Exhibit 99(xvii)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 7th day of February 2005 by Diversified Financial Resources Corp. (the "Company") to Ramiro Trevizo, a consultant of the Company ("Optionee") and a Arizona resident.

PREMISES

A. The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Fifty Million (50,000,000), shares of the Company's common stock with an option price of 85% of market price per share on the date of exercise under the existing benefit plan at time of grant, which shares have been issued pursuant to a Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

B. The exercise price of the Common Stock issuable on exercise of the options at the date of this grant shall be 85% of market price per share.

C. These Options are being granted pursuant to the Stock Option Plan, which is incorporated herein by this reference.

Optionee may not exercise a number of Options which would convert into more than 9.9% of the Company's issued and outstanding shares of common stock inclusive of other derivative securities held in the Company and any shares of common stock held in the Company.

GRANT

1. <u>Grant of Options.</u> The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described Fifty Million (50,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Option Plan in exchange for services provided by Employee to the Company.

2. <u>Term of Option</u>. This Option may be exercised, in whole or in part, at any time but before one (1) Year has elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3. <u>Method of Exercising</u>. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise optionee may exercise..

4. <u>Optionee Not an Affiliate</u>. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1)

under the Securities Act of 1933.

5.   <u>Availability of Shares</u>. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11.   <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Deleware.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Diversified Financial Resources Corp..

__/s/ Ramiro Trevizo_____   _/s/ John Chapman_____
Ramiro Trevizo, Optionee   John Chapman, President